Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 29, 2010, relating to the combined financial statements of Resolute Natural Resources Company, LLC, Resolute Aneth, LLC, WYNR, LLC, BWNR, LLC, RNRC Holdings, Inc., and Resolute Wyoming, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the change in accounting for noncontrolling interests as described in Note 2) appearing in the Annual Report on Form 10-K of Resolute Energy Corporation for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
March 21, 2011